Form 10-K, Exhibit 13
period 1993-12-31
GRUMMAN CORP
filed 1994-03-23
CIK 44279

Financial Review
Management's responsibility
for financial statements
 The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. They include amounts based on judgments and estimates. Representations in the financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management's responsibility, the company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that the company's assets are controlled and safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.
 The financial statements have been audited by Arthur Andersen & Co., independent public accountants, whose appointment was ratified by shareholders. Their report expresses a professional opinion as to whether management's financial statements considered in their entirety present fairly, in conformity with generally accepted accounting principles, the company's financial position and results of operations. Their audit was conducted in accordance with generally accepted auditing standards. As part of this audit, Arthur Andersen & Co. considered the company's system of internal controls to the degree they deemed necessary to determine the nature, timing and extent of their audit tests which support their opinion on the financial statements.
 The Audit Committee of the Board of Directors consists of directors who are not officers or employees of the company. The committee meets periodically with representatives of management, the independent public accountants and the company's internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent public accountants have unrestricted access to the Audit Committee to discuss the results of their reviews.

Management's discussion and analysis of financial condition and results of operations
 This discussion supplements the detailed information presented in the consolidated financial statements and notes to consolidated financial statements which begin on Page 33.

Financial condition
 The company's financial condition continued to improve significantly. In 1993 total debt was reduced 43 percent from $439 million to $250 million. In February 1993, the company fully redeemed its $75 million of outstanding 9-1/2 percent notes which were due in February 1996, and, in April, the company called its $50 million issue of convertible subordinated debentures, which increased the company's shareholders' equity by $48.4 million. The company also called in April $55.6 million of 10-1/2 percent sinking fund debentures which were due in February 2011. These repayments and conversions are in addition to the repayment of $283.4 million of debt in 1992 and net repayments of $60 million in 1991.
During 1993, the company initiated a common stock repurchase program to buy back a total of $100 million of Grumman stock. Through December 31, 1993, the company has repurchased 1,360,500 shares at a cost of $49.9 million. Dividends paid to shareholders were increased in the second quarter of 1993 from 25 cents per share to 30 cents per share, resulting in total dividend payments of $38.7 million in 1993 as compared with $33.5 million in 1992 and $33.2 million in 1991. Exercises of stock options by employees and other common stock transactions in 1993 provided the company with an additional $20.8 million of cash.
 At December 31, 1993, the ratio of debt to capital (debt plus shareholders' equity) was 23 percent as compared with 36 percent at December 31, 1992. The company also renegotiated the terms of its bank credit agreements on a more flexible basis and reduced the amount available from $402 million to $300 million. These new agreements provide for lower variable interest rates should the company find it necessary to borrow funds and also lowered the cost of maintaining the facilities. The company has not had to use these facilities since May 1992 and there are no plans to borrow against them in the near future.
 Cash flows provided by operating activities were $322.3 million in 1993 as compared with $514.8 million in 1992 and $280.3 million in 1991. In each of these years, cash flow benefited from aggressive management of inventories and higher progress payment rates and advances from customers. The decline in scheduled aircraft deliveries resulted in a lower investment in inventories. During 1993 and particularly in 1992, cash flow from operating activities improved from the substantial reductions in receivables that occurred as a result of the decline in the level of the company's sales and management taking aggressive steps to improve cash flow. Primarily as a result of the way taxes are paid on profits earned on contracts, the company had substantially higher tax payments in 1993 than in 1992. Cash flow from operating activities during 1993 was also affected by the company having invested in current marketable securities which at December 31, 1993, were $18 million as compared to none at December 31, 1992, when all excess funds were invested in cash equivalents.
 As a result of the above operating, investing and financing transactions, cash and cash equivalents together with investments in current marketable securities increased $65 million or 22 percent to $364 million at December 31, 1993.

Future operations
 As reported previously, the fiscal year 1992 defense budget did not contain funds for new or remanufactured F-14s. The last new F-14 was delivered in mid-1992 while the last remanufactured F-14 was delivered in 1993. F-14 program sales were about 7 percent and 20 percent of the company's total sales in 1993 and 1992, respectively.
 Total program backlog at year-end was $360 million, including the recently awarded $57 million F-14 upgrade program.
 The fiscal year 1994 budget contained long-lead funding for production E-2 aircraft. Taiwan will accept delivery of four E-2s in 1994 under a $542 million contract signed in 1993. Japan, Egypt, Singapore and Israel currently have E-2s in their fleets and there are several other potential foreign customers.
The Joint STARS program continues to receive substantial funding. In May 1993, full authorization for two production aircraft was received. Interest in this airborne long range ground surveillance and battle management system remains high domestically as well as overseas. The company has put in place the necessary facilities to deliver anticipated production aircraft on a timely and cost effective basis.
 It is our belief that as military budgets continue to shrink, substantial refurbishment of weapon systems already in inventory will be required. Grumman is capable of performing this work. Although it is possible this may occur, and Grumman would be an effective contractor, we have no assurance that the Department of Defense will follow this course of action, and if it does, whether it will choose Grumman to perform this type of service.
 The company was teamed with Boeing and Lockheed in competing for the A-X aircraft program, which was to be the Navy's replacement for Grumman's A-6 Intruder. Grumman, as prime, had been awarded one of five $30 million concept exploration contracts. The Navy cancelled the A-X program during 1993 and the company subsequently announced that it could no longer support and maintain its high performance airframe design capability to the extent it has in the past.
 Grumman is teamed with the aerospace company Agusta of Milan, Italy, in competition to build the new Joint Primary Aircraft Trainer System (JPATS). This contract may be awarded in early 1995 and could total several billion dollars in sales for more than 700 aircraft, ground-based training systems and support. The competition for this program is very intense, and it is impossible to predict the ultimate winner of these contracts.
 In September 1991, the company and TRW Inc. teamed to compete for the U.S. Air Force's Follow-on Early Warning System (FEWS) with Grumman to be the principal subcontractor. Due to lack of funding, the Air Force issued a stop work order on the program in November 1993 during the demonstration and validation phase. It is possible the Air Force will reopen this or a related program at some point but no decision has yet been made.
 The effects of inflation on selected financial data have been excluded from this report. Most of the company's products and services are acquired under binding long-term contracts with its customers, principally the U.S. government. These contracts are priced on the basis of estimated costs to complete the contract that include projected inflation factors. Additionally, some of these contracts include cost escalation clauses that reduce the risk of inflation inherent in the performance of these tasks over prolonged periods of time. For these reasons, the impact of inflation on the company is minimized to a large extent.
Results of operations
1993 Compared with 1992
 Net income from continuing operations in 1993, before a restructuring charge, totalled $120.5 million or $3.50 per share. A restructuring charge of $55.0 million, net of federal income tax, or $1.60 per share, reduced 1993 net income from continuing operations to $65.5 million or $1.90 per share. A loss from discontinued operations of $6.7 million or $.19 per share resulting from the settlement of litigation in the first quarter of 1993 involving Sunstream solar panels, a business that was discontinued in 1985, brought net income for 1993 to $58.8 million or $1.71 per share.

 Consolidated sales in 1993 totalled $3.249 billion, down $255 million or 7 percent from the 1992 total. The principle reason for the sales decline was lower sales on the F-14 program which was approximately $500 million lower than in 1992.
 Income from continuing operations in 1992 totalled $119.9 million or $3.49 per share which after recording a loss from discontinued operations of $45 million and the cumulative cost effect of adopting Financial Accounting Standard 106 covering postretirement health benefits of $198 million resulted in a net loss for 1992 of $123.2 million or $3.73 per share.
 In light of the current diminishing defense business environment and the almost certain continued decline in future defense program outlays, the company has completed studies reviewing the actions required to ensure that it will remain a viable and vigorous competitor in this business. These studies included a review of underutilized facilities and laboratories, staffing of specialized technical disciplines, and all associated costs identified with those which are excess to foreseeable needs. As a result, a restructuring charge of $85 million was recorded in the fourth quarter of 1993.
 In November 1993, the company reached a settlement with the United States Attorney relating to the government's investigation of activities involving Grumman and entities affiliated with one James Kane. After fully cooperating with the government through this lengthy investigation, the company paid $17 million as restitution for certain claims related to contracts entered into with Kane entities and $3 million to cover legal costs incurred by the government. Since the company had previously established financial reserves for this settlement payment to the government, 1993 earnings were not adversely affected.
 Interest expense in 1993 was $23.4 million lower than in 1992 as a result of the previously discussed debt reductions. Total debt was down $189 million to a level of $250 million at year end. Cash and cash equivalents were $47 million higher at December 31, 1993, than in 1992.
 The company's effective tax rate on income from continuing operations increased from 18.2 percent in 1992 when tax reserves of $23.5 million were released to 24.3 percent in 1993 which reflects a $9.4 million decrease in the valuation allowance for deferred tax assets. More detailed information regarding the company's tax liability and expense is included in Note 6 of the Notes to Financial Statements.
 Other pertinent comments by the company's principal business segments follow:
 Aerospace segment sales in 1993 decreased $375 million or 16 percent to $1.965 billion. Operating income, exclusive of a restructuring charge of $73 million, decreased $5.9 million or 4.4 percent. The sales and operating income declines were attributable primarily to the F-14 program where the last ten production aircraft were delivered in 1992 and none in 1993. The F-14 program declines were partially offset by higher sales and income on the E-2C programs where ten aircraft were delivered in 1993 vs. eight in 1992. The profits of the segment were adversely affected by charges of $4.5 million and $8.5 million in 1993 and 1992, respectively, attributable to the problems with wing control surfaces on the Air Force/McDonnell Douglas C-17 aircraft program.
 Aircraft deliveries for the past three years were:

 Aircraft Program                      1993      1992      1991

 F-14D                                   -        10        14
 F-14D/R (Remanufactured)                5         6         2
 E-2C                                   10         8         6
 EA-6B                                   -         -         6
 A-6E                                    -         1         9

 In 1994 the following deliveries are scheduled: ten F-14 remanufacture upgrade kits, two E-2C's and four E-2T's.
 Electronics systems sales in 1993 increased $25 million or 4 percent to $636 million while operating income exclusive of a restructuring charge of $9 million decreased $2.1 million to $11.7 million. The sales increase was due to higher revenues from the U. S. Air Force/Army Joint STARSradar aircraft program and simulation/trainer systems programs. Operating income was adversely affected by a $5.7 million adjustment required to bring the Joint STARSprogram cost of sales in line with current estimates of completion.
 Sales in the information and other services segment increased $64 million or 11 percent to $657 million, and operating profits exclusive of a restructuring charge of $3 million increased $2.9 million or 10 percent to $31 million. The sales increase is due to higher sales in the engineering services unit while the income change over 1992 was due to the increased sales and better profit margins on data systems sales.
 In the special purposes vehicles segment, 1993 sales increased $24 million or 7 percent, while operating income decreased $1.3 million or 5 percent to $26.4 million. The sales change was attributable to increased deliveries of aluminum trucks. The decrease in operating income was due to increased research and development costs and startup costs associated with the Pallet Reefer program. Although the performance on the U. S. Postal Service delivery van (LLV) program remains strong, the Postal Service notified the company in September 1993 that it would not exercise contract options that could have extended production into 1996. As a result, the last of the 142,655 LLV units will be delivered in December 1994. LLVprogram sales accounted for approximately 8 percent of the company's total revenues in 1993.
 The company's total backlog at December 31, 1993, was $6.0 billion, a decrease of $1.5 billion from the year-end 1992 total.
1992 Compared with 1991
 Consolidated sales in 1992 totalled $3.504 billion, down $470 million or 12 percent from the 1991 total. However, income from continuing operations amounted to $119.9 million or $3.49 per share in 1992, an increase of $24.7 million or $.74 per share over the 1991 figures.
 The company's reinsurance subsidiary experienced a pretax loss of $54.0 million in 1992, attributable primarily to Hurricane Andrew, which had the effect of reducing net income by $1.34 per share. The company decided not to continue in this business and, accordingly, the reinsurance business results have been reported as a discontinued operation in the accompanying financial statements.

 The company chose to adopt Financial Accounting Standard 106 (FAS
106)-Accounting For Postretirement Health Benefits-in 1992 rather than wait until it was mandatory in 1993. Consistent with other major defense contractors, the company expensed the transition obligation of $300 million or $198 million after tax amounting to $5.88 per share in 1992. This one-time charge, which represents the actuarially computed liability at January 1, 1992, is classified separately in the income statement as a cumulative effect of a change in accounting principle. See Note 11 of the Notes to Financial Statements for additional details.
 In 1992, the company provided additional reserves totalling $14 million to be available for the settlement of claims relating to the government's investigation of activities involving Grumman and entities affiliated with one James Kane.
 In the fourth quarter of 1992 the Internal Revenue Service concluded its review of the company's 1986-87 tax returns. As a result, the company was able to release tax reserves in 1992 that had the effect of reducing its effective tax rate on continuing operations from the statutory rate of 34 percent to 18 percent.
 Interest expense in 1992 was $30.2 million lower than in 1991 because of substantially lower borrowings. Total debt was reduced $283 million to a level of $439 million at year end. Cash and cash equivalents were $127 million higher at December 31, 1992, than in 1991.
 Other pertinent comments by the company's principal business segments follow:
 Aerospace segment sales in 1992 decreased $556 million or 19 percent to $2.34 billion. Operating income increased $14.7 million or 12 percent. The 1991 results included a charge of $46.5 million for the settlement of claims against Tracor Aviation, Inc. The sales decline was attributable to four fewer new F-14D deliveries and lower sales on the S-2 Taiwan and A-6 programs. The last new F-14D aircraft was delivered in the second quarter. The profits of the segment were adversely affected by charges of $8.5 million attributable to problems with wing control surfaces on the Air Force/McDonnell Douglas C-17 aircraft program.
 Electronics systems sales in 1992 increased $106 million or 21 percent to $611 million while operating income of $14 million was the same as in 1991. The sales increase was due to higher revenues from the U. S. Air Force/Army Joint STARS radar aircraft program.
 Sales in the information and other services segment decreased $29 million or 5 percent to $593 million, and operating profits decreased $3 million or 11 percent to $28 million. Both the sales and operating income decreases were predominantly due to reduced custom systems revenues in the Data Systems division.
 In the special purpose vehicles segment, 1992 sales decreased $23 million or 6 percent, while operating income increased $6 million or 31 percent. These changes were the direct result of the company's decision to withdraw from the emergency vehicles business. The performance of the U. S. Postal Service delivery van (LLV) program remained strong. In October 1992, the company delivered the 100,000th LLV.
 The company's total backlog at December 31, 1992, was $7.6 billion, an increase of $400 million over the year-end 1991 total.

 Quarterly Financial Data (Unaudited)

The following summarizes quarterly financial data for 1993 and 1992:
                                ($ in thousands except per share data)
                                             Quarter ended
1993                              Mar. 31   June 30   Sept. 30  Dec. 31


  Sales                         $871,771   $746,190  $791,417  $839,746
  Gross profit                    90,243     81,243    72,417    75,234
  Income (loss) from
   continuing operations          34,220     26,832    29,941   (25,486)(F1)
  Net income (loss)               27,520     26,832    29,941   (25,486)(F1)

  Primary earnings per share:
    Income (loss) from
     continuing operations        $1.00        $.79      $.85     $(.74)(F1)
    Net income (loss)               .81         .79       .85      (.74)(F1)
[FN]
 (F1) After a restructuring charge of $55 million or $1.60 per share, net of federal income tax.


1992


   Sales                        $950,467   $853,845  $768,873  $930,765
   Gross profit                   88,014     77,073    65,077    84,751
   Income from continuing
    operations                    29,233     23,795    23,442    43,391
   Net income (loss)            (167,518)(F2)26,937    20,351    (2,944)(F3)

   Primary earnings per share:
     Income from continuing
      operations                  $  .85       $.68      $.67     $1.29
     Net income (loss)             (4.99)(F2)   .77       .58      (.09)(F3)

 (F2) Reflects the adoption of Financial Accounting Standard 106, regarding accounting for postretirement health benefits as of January 1, 1992, which resulted in a net charge of $198 million or $5.88 per share.
 (F3) Includes a charge of $46.3 million or $1.38 per share reflecting the discontinuance of the company's reinsurance business.
                                 ($ in millions)
                    1993     1992     1991    1990       1989
Backlog*..........$6,036    $7,561   $7,212  $8,451     $8,800
*Includes authorized but unfunded amounts.

Dividend and stock price data
 Cash dividends of $1.15 per share totalling $38.7 million and $1.00 per share totalling $33.5 million were paid on common stock in 1993 and 1992, respectively. Dividends on common stock have been paid annually since 1930. For restrictions on cash dividends imposed under the company's borrowing agreements, see Note 8 of the Notes to Financial Statements.
 The following table sets forth the reported high and low sales prices for the common stock and the cash dividends per share paid by the company for the periods indicated:

                            Common Stock

                   Cash                               Cash
    1993      Sales Price     Dividends  1992     Sales Price   Dividends
Quarter       High    Low        Paid    Quarter  High    Low     Paid

First      $35-7/8  $24-1/8    $.25      First  $20-1/4 $17-3/8  $.25
Second      41-3/4   34         .30     Second   22-7/8  17-3/8   .25
Third       41-7/8   33         .30      Third   23-3/8  20-3/4   .25
Fourth      41-3/8   34-1/2     .30     Fourth   25      19-5/8   .25

There were approximately 12,861 holders of record of the common stock at January 31, 1994.
Financial Statements

Consolidated Statement of Income   Grumman Corporation and Subsidiaries

($ in thousands except per share data)
                                             Year ended December 31,

                                    1993        1992          1991
Revenues
 Sales                          $3,224,535  $3,492,075     $3,963,492
 Other income                       24,589      11,875         10,359
   Total sales and other income  3,249,124   3,503,950      3,973,851

Costs and expenses
 Cost of sales                   2,929,987   3,189,035      3,620,895

 Restructuring charge               85,000           -              -
 Loss on Tracor Aviation Inc.
   settlement                            -           -         46,500
 Selling, administrative and
  other                            115,928     113,289        124,049
 Interest                           31,702      55,065         85,236
   Total costs and expenses      3,162,617   3,357,389      3,876,680
Income before income taxes          86,507     146,561         97,171
Provision for federal income
  taxes                             21,000      26,700          2,000
 Income from continuing
  operations                        65,507     119,861         95,171
Income (loss) from discontinued
  operations                        (6,700)    (45,035)         4,166
Cumulative effect of change to accrual
  method of accounting for
  postretirement benefits                -    (198,000)             -

     Net income (loss)         $    58,807  $ (123,174)     $  99,337


Primary earnings per common share:
 Income from continuing
  operations                        $1.90       $3.49            $2.75
 Income (loss) from
  discontinued operations            (.19)      (1.34)             .13
 Cumulative effect of accounting
  change                                -       (5.88)               -

     Net income (loss)              $1.71      $(3.73)           $2.88



The accompanying notes are an integral part of these financial statements.
Consolidated Balance Sheet      Grumman Corporation and Subsidiaries

(amounts in thousands)
                                                 December 31,

Assets                                       1993       1992


Current Assets

 Cash and cash equivalents              $  346,090   $  299,077
 Marketable securities (at cost,
   approximating market)                    18,034            -
 Accounts receivable                       518,731      534,260
 Inventories, less progress payments       499,436      612,424
 Prepaid expenses                           40,992       41,280
   Total current assets                  1,423,283    1,487,041

Property, plant and equipment, less
 accumulated depreciation                  372,723      399,421

Non-current assets
 Deferred income taxes                     120,028       94,856
 Long-term receivables                       6,009        9,079
 Investments                                52,505       28,678
 Other                                      49,901       69,941
                                           228,443      202,554

   Total                                $2,024,449   $2,089,016

Liabilities and Shareholders' Equity

Current liabilities
 Short-term debt                        $    6,571   $   83,399
 Accounts payable                          147,576      128,610
 Wages and benefits payable                 90,229       95,519
 Income taxes                               88,932      145,353
 Advances and deposits                      95,340       30,251
 Other current liabilities                  89,699      127,902
   Total current liabilities               518,347      611,034

Long-term debt                             243,106      355,244

Accrued Retirement Benefits                304,752      306,500
Restructuring reserve                       85,000            -
Other liabilities                           37,191       23,348
Common stock - $1.00 par value,
 authorized 80,000 shares; outstanding
 34,049 and 33,519 shares
 (net of treasury stock)                   344,589      321,038


Retained earnings                          491,464      471,852
   Total                                $2,024,449   $2,089,016



The accompanying notes are an integral part of these financial statements


Consolidated Statement of Common Shareholders' Equity    Grumman Corporation and Subsidiaries
(amounts in thousands)
                                          Year 1993         Year 1992          Year 1991


                                     Shares     Amount   Shares   Amount    Shares    Amount
Common stock
  Balance beginning of year          33,790   $337,896   33,512  $337,737   33,019   $313,916
  Conversion of convertible
    subordinated debentures           1,392     48,352        -         -        -          -
  Conversion of preferred stock           -          -        6        36        1          6
  Exercise of stock options and
    awards - net of (forfeitures)       605     22,935      272     4,014      492      7,149
  Majority interest in capital
    contributed to joint venture          -          -        -    (3,891)       -     16,666
  Balance end of year                35,787    409,183   33,790   337,896   33,512    337,737

  Less:
  Treasury stock
  Balance beginning of year             271      4,415      247     3,998      221      3,529
  Common stock repurchase program     1,361     49,931        -         -        -          -
  Reinstated (issued) under various
    plans--net                          106      2,848       24       417       26        469
  Balance end of year                 1,738     57,194      271     4,415      247      3,998

  Restricted stock
  Balance beginning of year           1,613     12,443    1,651    15,025    1,360     13,377
  Awards (forfeitures)-net              (85)      (566)     131     1,490      444      6,462
  Amortization and vesting             (234)    (4,477)    (169)   (4,072)    (153)    (4,814)
  Balance end of year                 1,294*     7,400    1,613*   12,443    1,651*    15,025
  Common stock outstanding           34,049   $344,589   33,519  $321,038   33,265   $318,714

Retained earnings
  Balance beginning of year                   $471,852           $632,998            $570,504
  Net income (loss)                             58,807           (123,174)             99,337
  Cash dividends:
    Common (per share:  1993,
    $1.15; 1992 and 1991, $1.00)               (38,690)           (33,496)            (33,220)
    Preferred                                        -             (2,515)             (3,623)
    Redemption costs                              (505)            (1,961)                  -
  Balance end of year                         $491,464           $471,852            $632,998

* Shares are shown for information only and are included in common stock.

The accompanying notes are an integral part of these financial statements. Consolidated Statement of Cash Flows
Grumman Corporation and Subsidiaries
($ in thousands)                            Year ended December 31,

                                            1993       1992        1991
Cash flows from operating activities
  Net income (loss)                   $  58,807      $(123,174)   $ 99,337

  Items affecting cash from operations:

  Depreciation and amortization          73,835         82,127      94,274
  Cumulative effect of change in
    accounting for postretirement
    benefits                                  -        198,000           -
  Restructuring charge                   85,000              -           -
  Loss on Tracor Aviation Inc. settlement     -              -      46,500
  Release of tax reserves                     -        (23,500)    (30,700)

  Changes in assets and liabilities:
  Decrease/(increase) in:
    Accounts receivable and marketable
    securities                           (2,505)        79,391      13,126
    Inventories                         112,988        147,817     142,811
    Prepaid expenses                        288         38,660      (9,930)
  Increase/(decrease) in:
    Accounts payable, wages and
      benefits                           13,676        (68,585)    (52,399)
    Income taxes payable                (49,231)        65,947     (11,409)
    Deferred income taxes               (32,362)        (6,351)     (4,500)
    Other current liabilities            26,886         56,155     (10,902)
    Other                                34,869         68,317       4,126
  Net cash provided by operating
      activities                        322,251        514,804     280,334
Cash flows from investing activities
  Capital expenditures                  (44,585)       (39,054)    (54,847)
  Proceeds from sale of capital
      assets                              3,882          2,361       6,385
  Decrease (increase) in investments    (25,562)         4,237      (1,486)
  Net cash used in investing
      activities                        (66,265)       (32,456)    (49,948)

Cash flows from financing activities
  Decrease in short-term debt                 -              -     (17,000)
  Proceeds from long-term debt                -              -      75,000
  Repayment of long-term debt          (141,119)      (283,372)   (118,023)
  Redemption of preferred stock               -        (34,321)         (5)
  Dividends paid                        (38,690)       (36,011)    (36,843)

  Repurchase of common stock            (49,931)             -           -
  Exercise of stock options              20,767         (1,591)     (3,015)
  Capital received on formation of
     joint venture                            -              -      20,000
  Net cash required by financing
      activities                       (208,973)      (355,295)    (79,886)
Net increase in cash and cash
      equivalents for the period         47,013        127,053     150,500
Cash and cash equivalents-January 1,    299,077        172,024      21,524
Cash and cash equivalents-
  December 31,                        $ 346,090      $ 299,077    $172,024

The accompanying notes are an integral part of these financial statements.
Notes to Consolidated Financial Statements
($ in thousands in tabular presentations except per share data)
Note 1-Summary of Significant Accounting Policies


Principles of consolidation
The consolidated financial statements include the accounts of the company and all subsidiaries. All intercompany balances and transactions have been eliminated.
Inventories
 Inventoried costs relating to both long-term government and commercial contracts and programs are stated at the actual production cost. General and administrative expenses allocable to aerospace fixed-price type contracts are included in inventory, whereas such expenses for non-aerospace activities are expensed as incurred. The costs attributed to units delivered under both long-term government and commercial contracts and programs are based on the estimated average costs of all units expected to be produced in a lot or contract. In accordance with industry practice, inventories include amounts relating to contracts and programs having long production cycles, portions of which are not expected to be realized within one year.
 Inventories of raw materials, purchased parts and supplies are carried at the lower of cost or realizable values. Inventories are based on average cost and/or first-in, first-out methods.
Revenue recognition
Sales under fixed-price production contracts are recorded at the time of delivery. Sales, including fees earned, under cost-reimbursement and research, development, test and evaluation contracts are recorded as costs are incurred.
    Certain contracts contain cost and/or performance incentives. Such incentives are included in sales at the time actual performance can be related to the target and the earned amount can be reasonably determined. Accordingly, earnings recorded in one period may include adjustments related to sales recorded in a prior period. Losses on contracts are recorded when they become known.
Depreciation and amortization
The company uses a declining-balance method of depreciation for substantially all of its plant and equipment. Leasehold improvements are amortized over the terms of the leases or their estimated useful lives, whichever is shorter.
   Upon sale or retirement of plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is reflected currently. Maintenance and repair costs are expensed as incurred.
Intangibles
The excess of cost over the net assets of acquired companies at December 31, 1993 and 1992, was $3.6 and $3.7 million, respectively. These amounts are included in Non-Current Assets-Other, and are being amortized over 40 years.

Cash equivalents
It is the company's policy to treat securities which are readily convertible to known amounts of cash with original maturities of three months or less as cash equivalents. The carrying value of such items, which is at cost, approximates fair value because of the short maturity of those instruments.
Cash flow supplemental information
 Cash paid during the year for:     1993       1992     1991
Interest (net of amount capitalized)$39,058 $57,543  $87,884
Federal income taxes...............97,800    37,000   40,000
Financial instruments
 During 1993, the company initiated a Common Stock Repurchase Program to purchase up to $100 million of the company's outstanding common stock. As a hedge of the company's cost, the company entered into a series of equity put warrants whereby the company may be obligated to repurchase 750,000 shares, if put to the company, at expiration date. These equity put warrants will expire during the period August through October 1994.
 Also during 1993, the company invested approximately $25 million in a limited partnership which invests in repurchase and reverse repurchase agreements backed by highly rated securities. At December 31, 1993, the value of the partnership's underlying net assets approximated the company's investment which is being accounted for using the equity method.
Research and development
Research and development costs associated with government programs up to a negotiated ceiling are charged to inventory and are recorded in cost of sales when products are delivered or services performed. Costs in excess of ceiling and expenditures for commercial projects are charged against income in the year incurred. Total expenditures for research and development, bid and proposal efforts were, in millions, $122.5 in 1993, $132.8 in 1992 and $127.5 in 1991.

Earnings per common share
Primary earnings per share are determined after deducting preferred stock dividends and are based on the weighted average number of outstanding common shares and common stock equivalents.
Reclassification
Certain prior-year amounts have been reclassified to conform to 1993 classifications.

Note 2-Restructuring and Discontinued Operations


In order to become more competitive in the changing defense market, the company recorded in the fourth quarter of 1993 an $85 million restructuring provision. In connection with the consolidation of its facilities, the company anticipates reducing its total floor space approximately 30 percent by 1997. The restructuring charge provides for equipment and inventory write-offs of approximately $60 million and plant closing costs of approximately $25 million.

 During 1993, the company settled a lawsuit relating to its previously discontinued solar panel business and recorded a loss of $9.9 million before an income tax benefit of $3.2 million.
 Operating results for Paumanock Insurance Company Ltd. for the years ended December 31, 1992 and 1991, were reported in the income statement under the caption "Income (loss) from discontinued operations" and are summarized as follows:

                                       1992           1991
Sales                                $113,944.........$64,055
Income (loss) before income taxes    (54,035)..........6,266
Income taxes                          (9,000)..........2,100
Net income (loss)                    (45,035)..........4,166
At December 31, 1992, the net book value of the insurance company's assets and liabilities was $11.1 million and is included in other non-current assets. This business was sold in the first quarter of 1993 at an amount that approximated the company's carrying value.
Note 3-Accounts Receivable
Receivables at December 31 are summarized as follows:
                                               1993         1992
Billed:
 U.S. government                             $121,394    $110,873
 Commercial                                    59,027      46,017
                                              180,421     156,890
Unbilled costs and accrued profits:
 U.S. government                              320,370     337,306
 Commercial                                    17,940      40,064
                                              338,310     377,370
                                             $518,731    $534,260

 Unbilled costs and accrued profits represent revenue earned but not billed to the customer at year-end. At December 31, 1993, approximately $166.7 million of claims and accruals, a portion of which is subject to negotiation, is not expected to be realized before December 31, 1994.

 In June of 1991, the company submitted a request to the U. S. Air Force for an equitable adjustment of the price of a contract involving the F-111A/E & EF-111A Avionics Modernization Program, based on late and inadequate government-furnished software and other property and other failures to comply with contract requirements by the government. The request, as amended in May of 1993, was in the amount of $62.5 million. On August 26, 1993, the Contracting Officer issued what purports to be a decision under the Contract Disputes Act denying the preponderance of the price increase requested and concluding that the Air Force is entitled to recover a net amount of $5.5 million on the basis of alleged company failures to comply with the terms of the contract. The company believes there is little or no support for the Contracting Officer's decision and that the amounts of revenue recognized pursuant to this contract are appropriate as of December 31, 1993.

Note 4-Inventories


Inventories at December 31 consist of the following:
                                               1993         1992
Work in process-long-term contracts:
 Production costs                          $ 951,837    $1,140,212
 General and administrative expenses         120,491       110,316
Work in process-other                          9,595        13,664
Raw materials, purchased parts and
 supplies                                     82,158       134,261
                                           1,164,081     1,398,453
Less related progress payments               664,645       786,029
                                          $  499,436    $  612,424

 Under the contractual arrangements by which progress payments are received, the government has a security interest in the inventories identified with related contracts.

The aggregate amounts of selling, general and administrative expenses incurred during 1993, 1992 and 1991 were, in millions, $375.0, $350.1 and $349.3 respectively.
Note 5-Property, Plant and Equipment


Property, plant and equipment at December 31 (at cost) consist of:
                                               1993              1992
Land                                        $    11,954    $    11,474
Buildings                                       316,029        310,747
Machinery and equipment                         967,773        963,395
Leasehold improvements                           51,437         51,829
Construction in progress                         12,897          8,782
                                              1,360,090      1,346,227
Less accumulated depreciation and
  amortization                                  987,367        946,806
                                             $  372,723     $  399,421

 For the years 1993, 1992 and 1991, interest costs of $.9, $.5 and $1.8 million were capitalized, respectively, relating to construction in progress.

Note 6-Income Taxes


The provision for federal income taxes consists of the following:
                                         1993        1992      1991
Current                               $101,400   $  27,600)   $ 8,600)
Deferred                               (83,900)     (9,900)    (4,500)
                                     $  17,500   $  17,700*   $ 4,100

*Excludes a tax benefit of $102 million relating to the cumulative effect of the change to the accrual method of accounting for postretirement health benefits.

 A reconciliation between the provision for federal income taxes (substantially all domestic) and the amount computed at the statutory federal income tax rate is as follows:
                                           1993       1992     1991
Provision computed at the statutory rate of
 (1993 - 35%; 1992 and 1991 - 34%)     $26,710    $ 31,459  $ 35,169)
Research and other tax credits realized      -     (23,500)  (30,799)
Valuation allowance                     (9,372)      9,372          -
FAS109 adjustment and other                162         369      (270)
                                       $17,500    $ 17,700  $  4,100

 The provision for deferred federal income taxes consisted of the following:
                                        1993       1992       1991
Contract tax accounting methods     $(40,013)    $ 16,208    $(4,692)
Accelerated depreciation                (294)      (1,716)    (3,502)
Capitalized costs                     (2,463)        (669)    (6,285)
Gain from investment                 (17,150)           -          -
Restructuring charge                 (30,000)           -          -
Employee benefits and all other-net   (2,980)     (14,723)     9,979
Discontinued operations                 9,000      (9,000)         -
                                    $(83,900)    $ (9,900)   $(4,500)

 The current liability for income taxes shown in the accompanying financial statements includes current deferred income taxes of $42.7 and $62.4 million as of December 31, 1993 and 1992, respectively.

 Deferred tax liabilities (assets) consisted of the following:

                                                  December 31,
                                                1993            1992
Contract tax accounting                     $  86,910       $  96,159
Excess tax over book depreciation              30,337          31,856
  Gross deferred tax liabilities              117,247         128,015

Restructuring charge                         (30,000)               -
Retiree benefit plans                       (106,673)        (104,203)
Capitalized costs                            (17,307)         (14,886)
Employee benefits and other                  (23,411)         (32,398)
Gain from investment                         (17,150)               -
Discontinued operations                             -         (18,372)
  Gross deferred tax assets                 (194,541)        (169,859)

Valuation allowance                                 -           9,372
  Net deferred tax asset                   $ (77,294)       $ (32,472)

 The net change in the valuation allowance for deferred tax assets was a decrease of $9.4 million as a result of the utilization of the loss incurred on the sale of the reinsurance business.
Effective January 1, 1992, the company began using the liability method as prescribed in Financial Accounting Standard No. 109 which was issued in February 1992. Under FAS109, deferred tax assets and liabilities are measured at the tax rate that, under existing law, will be in effect when temporary differences between financial and tax reporting turn around.
State taxes on income are included in general and administrative expenses, and amounted to, in millions, $29.6 in 1993, $16.7 in 1992 and $11.3 in 1991.

Note 7-Stock Options and Incentive Plans


The 1981 Stock Option Plan provided for the granting, at any time before April 30, 1991, of options to purchase not more than 2,500,000 shares of the company's stock. The 1990 Stock Option Plan provides for the granting, at any time before April 30, 2000, of options to purchase not more than 1,500,000 shares of the company's stock. The 1992 Long Term Incentive Plan provides for grants of awards not to exceed 1,750,000 shares. The stock option purchase prices in these three plans are not less than the fair market value at dates of grant.
The plans include an option surrender provision which allows the holders to surrender some or all of their options and receive the value of the appreciation of the shares in common stock.
Options


                                                               Available for
          Outstanding                                          future grant
          December 31   Granted  Exercised Surrendered Forfeited  December 31
Number
of shares
1993       1,584,667    547,700   137,758  1,618,641    54,609    1,374,784
1992       2,847,975    535,000    11,150    493,200   131,200    1,457,472

Option price
per share
1993    $14.19-39.13 $29.19-39.13 $14.94-32.13
1992    $14.19-32.13 $18.69-21.06 $14.25-21.56

In exchange for the options surrendered in 1993 and 1992, 514,358 and 103,040 shares were issued, having an aggregate market value of $17.6 and $2.3 million, respectively.
Restricted Stock Award Plans provide for granting to employees, at any time before January 1, 1998, not more than 3,750,000 shares of common stock. At December 31, 1993, 1,063,130 shares were still available for future awards. The cost of shares awarded under these plans is being amortized over 10 years for awards made prior to April 1989 and seven years thereafter, the periods after which all restrictions will have lapsed. In 1993, 1992 and 1991, $3.2, $4.1 and $4.8 million, respectively, have been charged against income for these awards.
The 1992 Long Term Incentive Plan provides for granting up to 1,750,000 shares in the form of stock options, performance shares and restricted stock. To date three awards have been made totalling 428,650 performance shares, which are earned over a three-year period; and, $4.4 million and $1.4 million of compensation expense has been recorded for 1993 and 1992, respectively. Options for 495,500 shares have been granted under this plan. Both the performance shares and the options granted under this plan are included in the above table.
In addition, officers and key employees of the company and its subsidiaries have received awards under a Management Incentive Plan totalling, in millions, $7.0 in 1993, $6.8 in 1992 and $5.8 in 1991.

Note 8-Long-Term Debt


Long-term debt, net of current maturities, at December 31 is as follows:
                                               1993        1992
Notes due 1999, 10-3/8%                    $200,000     $200,000
Convertible subordinated debentures
   due 2009, 9-1/4%                               -       50,000
Sinking fund debentures due 2011, 10-1/2%         -       55,605
Notes and mortgages at rates from 5-3/4% to
 12-7/8% with maturities through 2001        43,106       49,639
                                           $243,106     $355,244

The fair value of the company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the corporation for debt of the same remaining maturities. Long-term debt at December 31, 1993, in the opinion of management has a fair value of $262.3 million.
     Long-term debt maturing in each of the next five years is as follows, in millions: 1994, $6.6; 1995, $7.3; 1996, $8.1; 1997, $8.3;
1998, $9.5.
     The company is party to a Restated Credit Agreement with various banks under which it may borrow up to $200 million. Additionally, the banks have provided a short-term credit facility which provides an additional $100 million through March 31, 1994. On February 25, 1996, the Restated Credit Agreement will terminate and any outstanding advances must be repaid to the banks. Any outstanding advances under the short-term credit facility must be repaid at termination. Interest on borrowings under this agreement will be based on a three level scale related to the company's current credit rating ranging from either Citibank's Base Rate up to .25 percent over that rate or .50 to 1.25 percent over the applicable Eurodollar Rate. There is a commitment fee associated with both agreements that is also based on the company's credit rating ranging from .25 to .50 percent on the Restated Credit Agreement and from .20 to .50 percent on the short term agreement.
     Repayment of borrowings under all of the loan agreements is guaranteed by the company's major subsidiaries. The agreements contain, among other things, provisions regarding maintenance of working capital, net worth and the payment of cash dividends on common stock. The company's working capital and net worth are substantially in excess of the minimum requirements, and the amount available for the payment of cash dividends at December 31, 1993, was $36 million.
    The $75 million 9.50 percent notes which were due February 15, 1996, were included in short-term debt at December 31, 1992, and were redeemed on February 17, 1993, at 100 percent of face value, together with accrued interest.
    The 9.25 percent convertible subordinated debentures due August 15, 2009, were convertible at any time prior to maturity into common stock at $34.75 per share. This issue of debentures was called by the company July 7, 1993, at a price of 101.85 percent of face value plus accrued interest. The 10.50 percent sinking fund debentures due February 15, 2011, were called by the company on April 20, 1993, at a price of 107 percent of face value plus accrued interest.
    The 10.375 percent notes due January 1, 1999, will be redeemable at any time on or after January 1, 1996, after written notice, as a whole or in part at 100 percent of principal amount thereof, together with accrued interest. Upon the occurrence of a designated event (primarily a change in equity ownership, a merger with another company or a two-thirds turnover of the board of directors), the holders of the notes may require the company to repurchase their notes at 100 percent of the principal amount.

Note 9-Preferred Stock


The company is authorized to issue 10 million shares of $1.00 par value preferred stock, none of which is issued and outstanding at December 31, 1993. In July 1992, the remaining outstanding 1,192,249 shares of $2.80 cumulative preferred stock were redeemed at $25.867 per share. Each share of the $.80 convertible preferred stock was convertible into
2.2 shares of the company's common stock. In November 1992 the company exercised its right to call this issue of stock. Those holders who did not convert their holdings to common stock by November 25, 1992, received a cash payment of $14.43 per share plus accrued dividends to that date. Preferred stock converted into common stock during 1992 and 1991 were 2,888 shares and 454 shares, respectively.
Note 10-Retirement Plans


Grumman has noncontributory defined benefit plans covering approximately 85 percent of its employees and some defined contribution plans covering others. Benefits under the defined benefit plans are based on employees' years of service and career average compensation. Statement of Financial Accounting Standard (FAS) No. 87, Employers' Accounting for Pensions, effective for fiscal years beginning after December 15, 1986, established a methodology for calculating periodic pension costs for defined benefit pension plans based on the projected unit credit actuarial method.
The following tables set forth the status of the company's pension plans:
                                                December 31,

                                              1993          1992

Actuarial present value of benefit obligations:
     Vested                              $ 2,619,958   $2,140,407
     Nonvested                               233,482      199,334
     Accumulated benefit obligation        2,853,440    2,339,741
     Effect of projected future salary
        increases                            138,778       56,833
     Projected benefit obligation for
       services rendered to date           2,992,218    2,496,574
Plan assets at fair value                  2,871,620    2,771,642
Projected benefit obligations (in excess
 of)/less than plan assets                  (120,598)     275,068
Items not yet recognized in earnings:
     Unamortized net (asset)                (187,182)    (207,112)
     Deferred net loss/(gain)                326,734      (93,339)
Accrued pension (liability)/prepaid
 expense                                 $    18,954   $  (25,383)

Periodic pension cost for 1993, 1992 and 1991 is as follows:
                                    1993         1992        1991
Defined benefit plans:
     Service cost-benefits earned
      during period            $  54,993    $  61,918)  $  61,135
     Interest cost on projected
      benefit obligation         209,062      198,841)    186,767
     Actual return on assets    (186,573)    (149,733)   (486,778)
     Net amortization and
       deferral                  (49,992)     (67,693)    284,757
                                  27,490       43,333      45,881
Defined contribution plans, etc.__11,737       10,740       9,260
Total pension expense*         $  39,227    $  54,073   $  55,141
Contributions to pension plans $  77,892    $  92,227   $  88,507

*Since government procurement regulations permit the recovery of pension expense only to the extent contributions are made to the pension plans and the company's business is predominantly with the government, the difference between plan contributions and the calculated amount per FAS No. 87 is recorded in a deferred asset account, as this difference will be expensed in the future as costs are funded. The company's consolidated statement of income therefore includes the total FAS No. 87 pension cost and a comparable amount of revenue. Costs and liabilities associated with the pension enhancement program where 1,900 employees accepted enhanced pensions as an incentive to retire during the period April 2 through October 31, 1990, are included above and are being funded over a ten-year period which began in 1991.

Assumptions used in determining the actuarial present value of benefit obligations as of December 31 were:
                                             1993        1992
 Discount rate                               7.50%        8.50%
 Rate of increase in compensation levels     3.50%        5.00%
 Expected long-term rate of return on assets 8.50%        8.75%

     The discount rate was reduced from 8.50 percent to 7.50 percent and the expected rate of return from 8.75 percent to 8.50 percent in recognition of declining interest rates. These are the primary reasons that plan assets shifted from being greater than the projected benefit obligations at December 31, 1992 to being $120.6 million less than the projected benefit obligation at December 31, 1993.
For the years 1992 and 1991, the assumptions used in determining the net periodic pension expense and the actuarial present value of benefit obligations were a discount rate of 8.75 percent, a compensation increase rate of 6.00 percent, and an expected long-term rate of return on assets of 8.75 percent.
     Approximately 37 percent of the retirement plans' assets are invested in diversified corporate stock, 32 percent in U.S. government securities, 10 percent in corporate fixed income securities, 4 percent in real estate investments and 17 percent in short-term investments. In the event the company terminates its major plan, the U.S. government may claim a share of the remaining excess assets after the accumulated benefits have been satisfied. The company's objectives are to make contributions to the plan that satisfy the ERISA funding requirements and to utilize realistic actuarial assumptions based on long-term trends.

Note 11-Postretirement Health and Postemployment Benefits


Approximately 75 percent of the company's employees employed at year-end may become eligible for certain retiree health care benefits. The length of time the benefit is available is directly related to years of service. Retiree contributions depend on length of service and Medicare status.
     Financial Accounting Standard (FAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires accrual accounting for retiree medical benefits. The company adopted FAS No. 106 effective January 1, 1992, and elected to immediately expense the $300 million transition obligation upon adoption. To date the company has not prefunded this liability but has taken steps to establish an acceptable funding vehicle with funding to commence in 1994.
     The 1993 and 1992 net periodic postretirement benefit cost by component is as follows:
                                          1993         1992
 Service cost                          $ 2,591      $ 3,350
 Interest cost                          20,310       25,150
 Amortization of net gain               (1,904)           -
                                       $20,997      $28,500

The funded status and breakdown of the postretirement benefits are as follows:
                                                December 31,
                                              1993       1992
     Accumulated benefit obligation
       Active employees                   $ 96,681    $136,700
       Retirees                            155,325     169,800
        Accumulated benefit obligation     252,006     306,500
     Unrecognized gain                      52,746           -
     Accrued postretirement benefit cost  $304,752    $306,500

The health care trend rates used by the company as of December 31, 1993, were: 1993, 14 percent; 1994 and 1995, 12.50 percent; 1996-1998, inclusive, 9.50 percent; as of December 31, 1992, they were: 1992, 12 percent; 1993-1995, inclusive, 14 percent; 1996-1998, inclusive, 12 percent. The trend thereafter is zero due to the company's announcement that these costs will be capped at 1998 levels and all increases thereafter will be borne by the retirees.
    The combination of fewer employees, lower health care claim cost experience, and changes in actuarial assumptions has had the effect of reducing the accumulated benefit obligation by approximately $54.7 million.
    The 1993 valuation used a 7.50 percent discount rate. The effect of a one percentage point increase in the assumed health care cost trend rates on the accumulated benefit obligation would be an increase of $6.7 million at December 31, 1993. The net periodic postretirement cost for 1993 would increase by $1.3 million.
Prior to adoption of this standard, postretirement medical benefits were accounted for on a pay-as-you-go basis. The cost of providing these benefits net of retiree contributions amounted to $21.3 million in 1991.
    In 1994, FAS No. 112, "Employers' Accounting for Postemployment Benefits," becomes mandatory. It requires postemployment benefits to be accounted for on an accrual basis. The company's present accounting policies provide for the accrual of the major components of these costs and adoption of this standard will not have a material impact on the company's financial statements.

Note 12-Commitments and Contingencies


Rental expense for all operating leases amounted to, in millions, $67.1, $72.8 and $75.8 for 1993, 1992 and 1991, respectively. Minimum rental commitments under long-term noncancellable operating leases total $234.2 million which is payable as follows: 1994, $39.9; 1995, $34.6; 1996, $28.6; 1997, $23.8; 1998, $21.4; and $85.9 million in later years.

    On January 28, 1993, a jury sitting in the United States District Court for the District of Massachusetts returned a verdict against Grumman Systems Support Corporation (GSSC), a subsidiary of Grumman Data Systems Corporation (GDSC), which in turn is a wholly-owned subsidiary of the company, in an action brought against GSSC by Data General Corporation (DG)for copyright infringement and misappropriation of trade secrets. Judgment against GSSC was entered in the United States District Court for the District of Massachusetts in the amount
of $52.4 million.   Immediately after the entry of judgment DGbrought a
post-trial motion seeking to join GDSCas a party defendant on a theory of vicarious liability. The motion was denied and DGthen commenced a separate action in the Federal District Court for the District of Massachusetts, Wooster Div. to enforce the judgment obtained against GDSC, which action is still pending. GSSC has filed an appeal with the Federal Court of Appeals for the First Circuit which was heard on December 8, 1993. While GSSC's ultimate liability in the disposition of this matter continues to be difficult to estimate, it is management's belief that the outcome is not likely to have a material adverse effect on the company's financial position.
    Three shareholder derivative actions, which are described as brought on behalf of the company, have been filed in the New York State Supreme Court for New York County. The actions name certain of the company's current and former directors as defendants, and name the company as "nominal defendant." The actions ask that damages and other unspecified relief be awarded to the company for the individual defendants' alleged breach of their fiduciary obligations primarily in relation to the subject matter of a long-running federal investigation known as "Operation Upwind." The matters referred to in these actions have been and continue to be acted upon by the company's Board as part of its own ongoing investigation. Motions for summary judgment which seek to dismiss the complaints have been filed on behalf of the defendant directors and the company in two of the three actions. No response to the complaint in the third action has been filed.
    Currently, there are five waste disposal sites where the company has been named either as a potentially responsible party or an owner/operator of the site by a cognizant governmental agency for the cleanup of hazardous materials previously placed there either directly or through an agent and where the cost of remediation or settlement could reasonably exceed $100 thousand in amount. It is unknown at this time what the company's share of these remediation efforts may be but it is not expected to have a material adverse effect on the company's financial position.
    Other pending litigation relating to matters that are in the ordinary course of the company's business activities, including environmental matters, is not expected to have a material adverse effect on the company's financial position.

Note 13-Segment Information


The company's operations are classified into four business segments as follows:

    "Aerospace"-Includes the design and production of military aircraft, space systems and commercial aircraft components and subassemblies, as well as the modernization or conversion of previously completed aircraft.
    "Electronics systems"-Includes the design, manufacture and integration of sophisticated electronics for aircraft, computerized test equipment and other defense related products, such as airborne surveillance systems.
    "Information and other services"-Includes electronic data processing services for affiliates and other customers as well as real estate and leasing services. It also includes technical services that help ready the space shuttle for flight, provide space station program support, service and maintain flight simulators and trainers and support Grumman aircraft.
    "Special purpose vehicles"-Includes fabrication of long life vehicles for the U.S. Postal Service, and aluminum truck bodies.
Sales to the U.S. government and its agencies (including sales to foreign governments through foreign military sales contracts with U.S. government agencies) for the years 1993, 1992, and 1991 amounted to $2.8, $3.2 and $3.6 billion, respectively.

    A summary of export sales by geographic areas follows:
                                  1993       1992       1991
          Far East              $205,843  $141,782    $240,106
          Middle East             87,899    21,248      23,130
          Europe                  74,990    70,806      60,862
          Western Hemisphere       5,720     4,478       9,949
                                $374,452  $238,314    $334,047
Report of Independent Public Accountants




                         ARTHUR ANDERSEN & CO.
                            NEW YORK, N.Y.

To the Shareholders and Board of Directors of Grumman Corporation:

We have audited the accompanying consolidated balance sheet of Grumman Corporation (a New York corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grumman Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 6 and 11 to the consolidated financial statements, effective January 1, 1992, the company changed its method of accounting for income taxes and for postretirement benefits other than pensions.


                                            ARTHUR ANDERSEN & CO.


January 20, 1994

Information about the company's operations in its different industry segments for the past three years is as follows:
                                                 Operating             Depreciation
		                                                Income   Identifiable     and        Capital
                                         Sales    (Loss)      Assets   Amortization Expenditures
1993
Aerospace                             $1,965,066  $ 55,533*  $1,150,003   $48,881    $29,337
Electronics systems                      635,684     2,659*     298,680    10,309      8,768
Information and other services           657,396)   28,070*     294,224     9,391      4,850
Special purpose vehicles                 367,405    26,367       93,121     3,870      1,386
Corporate items and eliminations        (376,427)    5,580      188,421     1,384        244
Consolidated                          $3,249,124   118,209*  $2,024,449   $73,835    $44,585
Interest expense                                    31,702
Income from continuing operations
  before federal income taxes                      $86,507

*Includes an $85 million restructuring charge as follows, in millions:  Aerospace, $73;
Electronics systems, $9 and Information and other services, $3.

1992
Aerospace                             $2,339,799  $134,476   $1,151,506   $54,855    $22,819
Electronics systems                      610,850    13,715      317,111    11,245      9,705
Information and other services           593,152    28,189      290,826    10,236      5,058
Special purpose vehicles                 343,350    27,646       74,334     4,026      1,251
Corporate items and eliminations        (383,201)   (2,400)     255,239     1,765        221
Consolidated                          $3,503,950   201,626   $2,089,016   $82,127    $39,054
Interest expense                                    55,065
Income from continuing operations
  before federal income taxes                     $146,561
1991
Aerospace                             $2,895,794  $119,753** $1,323,650   $64,308    $30,932
Electronics systems                      505,395    13,855      325,546    11,121     12,705
Information and other services           622,314    31,555      352,001    13,022      8,544
Special purpose vehicles                 366,072    21,165       99,053     4,185      2,396
Corporate items and eliminations        (415,724)   (3,921)     142,166     1,638        270
Consolidated                          $3,973,851   182,407   $2,242,416   $94,274    $54,847

Interest expense                                    85,236
Income from continuing operations
  before federal income taxes                     $ 97,171

**Includes a $46.5 million charge arising from the settlement of claims against Tracor Aviation
Inc.

Ten-Year Summary
Selected financial data
($ in thousands except per share data)        1993          1992         1991          1990

Operations
  Sales                                 $3,249,124    $3,503,950   $3,973,851    $4,003,866
  Costs and expenses:
    Cost of sales                        2,929,987     3,189,035    3,667,395(F2) 3,672,859
    Restructuring charge                    85,000             -            -             -
    Selling, administrative and other      115,928       113,289      124,049       111,424
    Interest                                31,702        55,065       85,236        98,791
  Provision for federal income taxes        21,000        26,700(F3)    2,000(F3)    40,000
  Income from continuing operations         65,507       119,861       95,171        80,792
  Net income (loss)                         58,807      (123,174)      99,337        85,572
  Primary earnings per share:
    Continuing operations                    $1.90(F1)     $3.49        $2.75         $2.34
    Net income (loss)                         1.71(F1)     (3.73)        2.88          2.48
  Fully diluted earnings per share:
    Continuing operations                     1.86          3.42         2.72          2.32
    Net income (loss)                         1.67         (3.49)        2.84          2.46
  Cash dividends per common share             1.15          1.00         1.00          1.00

Financial position at December 31:
  Working capital                      $   904,936   $   876,007   $1,171,601    $1,110,568
  Total assets                           2,024,449     2,089,016    2,242,416     2,334,222
  Net property, plant and equipment        372,723       399,421      433,877       478,144
  Long-term debt and redeemable
    preferred stock                        243,106       355,244      743,904       784,393
  Shareholders' equity per common share      24.55         23.66        28.61         26.45
Other data:
  Number of employees                       17,900        21,200       23,600        26,100
  Common shares outstanding             34,049,475    33,518,907   33,265,391    32,797,776

(F1) After a restructuring charge of $55 million or $1.60 per share, net of federal income tax.
(F2) Includes a charge of $46.5 million arising from the settlement of claims against Tracor
Aviation Inc.
(F3) Tax reserves of $23.5 and $30.7 million no longer required were released and included in net income in 1992 and 1991, respectively.
Ten-Year Summary
Selected financial data

($ in thousands except per share data)        1989          1988         1987          1986

Operations
  Sales                                 $3,523,894    $3,612,821     $3,341,777  $3,473,588
  Costs and expenses:
    Cost of sales                        3,212,368     3,279,197      3,107,369   3,145,580
    Restructuring charge                         -             -            -             -
    Selling, administrative and other      115,297       126,123      141,649       167,424
    Interest                               105,327        84,894       58,871        48,611
  Provision for federal income taxes        27,000        41,300       11,100      36,100
  Income from continuing operations         63,902        81,307       22,788        75,873
  Net income (loss)                         67,264        86,465       35,650        78,690
  Primary earnings per share:
    Continuing operations                    $1.81         $2.34         $.54         $2.23
    Net income (loss)                         1.91          2.50          .94          2.32
  Fully diluted earnings per share:
    Continuing operations                     1.81          2.33          .54          2.21
    Net income (loss)                         1.91          2.48          .94          2.29
  Cash dividends per common share             1.00          1.00         1.00          1.00

Financial position at December 31:
  Working capital                       $1,038,141    $  906,276   $  734,369    $  580,213
  Total assets                           2,506,512     2,487,746    2,188,543     1,904,084
  Net property, plant and equipment        539,207       587,408      592,441       521,503
  Long-term debt and redeemable
    preferred stock                        883,902       842,078      685,698       465,844
  Shareholders' equity per common share      24.80         23.90        22.27         22.14
Other data:
  Number of employees                       28,900        32,000       33,700        33,400
  Common shares outstanding             32,966,991    32,720,816   32,664,916    32,603,690

Ten-Year Summary
Selected financial data

($ in thousands except per share data)        1985          1984

Operations
  Sales                                 $3,071,617    $2,581,001
  Costs and expenses:
    Cost of sales                        2,766,351     2,242,593
    Restructuring charge                         -             -
    Selling, administrative and other      152,126       148,620
    Interest                                29,413        15,732
  Provision for federal income taxes        45,100        68,300
  Income from continuing operations         78,627       105,756
  Net income (loss)                         81,535       108,418
  Primary earnings per share:
    Continuing operations                    $2.55         $3.53
    Net income (loss)                         2.65          3.62
  Fully diluted earnings per share:
    Continuing operations                     2.50          3.50
    Net income (loss)                         2.60          3.59
  Cash dividends per common share             1.00           .925

Financial position at December 31:
  Working capital                       $  398,927    $  476,559
  Total assets                           1,533,058     1,399,843
  Net property, plant and equipment        411,836       308,892
  Long-term debt and redeemable
    preferred stock                        308,263       281,908
  Shareholders' equity per common share      20.70         19.00
Other data:
  Number of employees                       32,000        30,900
  Common shares outstanding             29,146,887    28,616,065


                                                             APPENDIX 1

                               TO EXHIBIT 13
            GRUMMAN CORPORATION 1993 ANNUAL REPORT TO SHAREHOLDERS


PART II - Item No. 7 - Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

The following information is presented in graphic form in the financial section of the printed version of the annual report incorporated by reference in this Form 10-K:

                                                              Net Income-
              Debt/Total        Total                         Continuing
Year        Capital Ratio      Capital*         Sales*        Operations*

1988           52%             $1,721           $3,613            $81
1989           53               1,804            3,524             64
1990           47               1,682            4,004             81
1991           43               1,706            3,974             95
1992           36               1,232            3,504            120
1993           23               1,086            3,249             66 (F1)


         Opeating Margins    Shareholders'   Property Plant
            as a %            Equity Per         and             Working
Year       of Sales (F2)     Common Share    Equipment - Net*    Capital*

1988          5.7%              $23.90           $587            $  906
1989          5.6                24.80            539             1,038
1990          5.5                26.45            478             1,111
1991          4.6                28.61            434             1,172
1992          5.8                23.66            399               876
1993          3.6 (F3)           24.55            373               905

 * - $ in millions
[FN]
(F1)  After $55 million restructuring charge, net of federal income tax
(F2)  Continuing operations
(F3)  6.3% before $85 million restructuring charge